SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                         MIKRON INSTRUMENT COMPANY, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   59862R 10 3
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 12, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59862R 10 3                                          Page 2 of 7 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Steven N. Bronson
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2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      USA
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                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             800,000
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        318,060
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        800,000
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,118,060
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      28.1%
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14    Type of Reporting Person*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59862R 10 3                                          Page 3 of 7 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Long Term Growth Associates, Limited
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                         a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Florida
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                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially      --------------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             800,000
   Person         --------------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                  --------------------------------------------------------------
                  10    Shared Dispositive Power

                        800,000
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      800,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      21.5%
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14    Type of Reporting Person*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


Item 1. Security and Issuer.

            This Amendment No. 7 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Mikron Instrument Company, Inc., a New Jersey corporation (the "Issuer"), and amends the Schedule 13D, as amended. The Issuer's principal executive office is located at 16 Thornton Road, Oakland, New Jersey 07436.

Item 2. Identity and Background.

            (a) This Amendment No. 7 to Schedule 13D is being filed jointly on behalf of Steven N. Bronson and Long Term Growth Associates, Limited, a Florida limited partnership (the "Partnership"). The general partner of the Partnership is Long-Term Growth Associates, Inc., a Florida corporation ("General Partner") of which Mr. Bronson is a principal.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022. The Partnership's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of the General Partner and of Catalyst Financial Corp., a broker-dealer licensed under the Act. The principal place of business of Catalyst is 16 Each 52nd Street, Suite 501, New York, New York 10022. Mr. Bronson is also a director of the Issuer. The Partnership is engaged in the business of investing in securities.

            (d) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America. The Partnership is a Florida limited partnership and the General Partner is a Florida corporation. The principals of the General Partner are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            Mr. Bronson acquired shares of the Issuer's Common Stock, utilizing his personal funds. The Partnership acquired shares of Common Stock utilizing its working capital, and acquired an option to acquire additional shares from a principal shareholder of the Issuer in a privately negotiated

                                                               Page 5 of 7 Pages


transaction. The Partnership also acquired shares of Common Stock by utilizing its working capital to exercise the options.

Item 4. Purpose of Transaction.

            Mr. Bronson and the Partnership acquired securities of the Issuer for investment purposes and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

            As of the date of the event which required filing of this Amendment No. 7 to Schedule 13D and except as described below, neither Mr. Bronson, the Partnership nor the General Partner, nor any of the other executive officers of the General Partner had any plans or proposals which may relate or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

                                                               Page 6 of 7 Pages


            Notwithstanding the foregoing, on February 24, 1998, the Issuer's Board of Directors unanimously approved the appointment of Steven N. Bronson to serve as the Issuer's president and Chief Executive Officer. The Board also approved an internal plan of restructuring pursuant to which the Issuer will change its name to Critical Technologies, Inc. The entity now known as Mikron Instrument Company, Inc. will operate as a wholly owned subsidiary of the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,118,060 shares of the Issuer's Common Stock, representing approximately 28.1% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include 800,000 shares owned beneficially by the Partnership, as described below. Such shares also include 32,875 shares issuable upon exercise of warrants at an exercise price of $0.81 per share through December 31, 1998; 32,875 shares issuable upon exercise of warrants at an exercise price of $1.01 per share through December 31, 1998; 32,875 shares issuable upon exercise of warrants at an exercise price of $1.25 per share through December 31, 1998; 32,875 shares issuable upon exercise of warrants at an exercise price of $1.75 per share through December 31, 1998; and 153,685 shares issuable upon exercise of warrants at an exercise price of $2.50 per share through September 30, 2000.

            The Partnership may be deemed to beneficially own an aggregate of 800,000 shares of the Issuer's Common Stock, representing approximately 21.9% of the total shares of the Issuer's Common Stock deemed outstanding. The Partnership may be deemed to share voting and dispositive power of such shares with Steven N. Bronson.

            The foregoing shares of Common Stock do not include any shares held of record in the trading account of Catalyst and, with respect to such shares, the foregoing persons disclaim beneficial ownership.

            (c) On November 3, 1996, the Partnership acquired 200,000 shares of Common Stock by exercising the option previously granted to it.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

                                                               Page 7 of 7 Pages

            Exhibit N - Joint 13D Filing Statement.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: December 28, 1998          /s/ STEVEN N. BRONSON
                                 -------------------------------------------
                                 Steven N. Bronson


                                 LONG TERM GROWTH ASSOCIATES, LIMITED

                                 By: Long-Term Growth Associates, Inc.,
                                 General Partner


Date: December 28, 1998          By: /s/ STEVEN N. BRONSON
                                 -------------------------------------------
                                 Steven N. Bronson, President